Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,31,248 units in Q1 FY23

Grows by 101% over Q1 FY22

Mumbai, July 1, 2022: Tata Motors Limited today announced its sales in the domestic & international market, for Q1 FY23, which stood at 2,31,248 vehicles, compared to 1,14,784 units during Q1 FY22.

Domestic Sales Performance:

Category	June 22	June 21	Growth (y-o-y)	May 22	Growth (m-o-m)	Q1 FY23	Q1 FY22	Growth (y-o-y)	Q4 FY22	Growth (q-o-q)
Total Domestic Sales	79,606	43,704	82%	74,755	6%	2,25,828	1,07,786	110%	2,33,078	-3%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors Commercial Vehicles domestic sale in Q1 FY23 at 95,703 units was 121% higher than Q1 FY22 (a COVID impacted quarter) while being 13% lower than the previous quarter Q4 FY22. The growth in Q1 has been broad-based across regions and segments. The M&HCV and I&LCV segments grew by 104% and 138%, respectively, over the same quarter (Q1) last year on the back of increased activity in road construction, mining, and growth in agriculture and e-commerce. SCV demand from last-mile distribution has remained robust backed by continued consumer spending. CV Passenger saw a strong recovery, with a 57% increase over Q4 FY22, due to the opening of schools and replacement of staff buses. The International Business declined by 23% over Q1 FY22, majorly due to a drop in industry volume on account of the financial crisis in Sri Lanka and Nepal. Going ahead, we remain cautiously optimistic about overall demand while keeping a close watch on interest rates, transporter profitability, commodity prices and semiconductor availability”

Category	June 22	June 21	Growth (y-o-y)	May 22	Growth (m-o-m)	Q1 FY23	Q1 FY22	Growth (y-o-y)	Q4 FY22	Growth (q-o-q)
M&HCV	9,191	5,243	75%	8,409	9%	26,089	12,768	104%	33,392	-22%
I&LCV	4,718	2,785	69%	4,474	5%	13,735	5,762	138%	18,680	-26%
Passenger Carriers	3,868	943	310%	3,632	6%	9,637	2,184	341%	6,155	57%
SCV cargo and pickup	16,632	10,623	57%	14,899	12%	46,242	22,686	104%	51,800	-11%
Total CV Domestic	34,409	19,594	76%	31,414	10%	95,703	43,400	121%	1,10,027	-13%
CV Exports	2,856	2,506	14%	1,404	103%	5,218	6,745	-23%	9,843	-47%
Total CV	37,265	22,100	69%	32,818	14%	1,00,921	50,145	101%	1,19,870	-16%

Domestic sale of MH&ICV in Q1 FY23, including trucks and buses, stood at 37,491 units, compared to 16,977 units in Q1 FY22. Total sales for MH&ICV Domestic & International Business in Q1 FY23, including trucks and buses, stood at 39,696 units, compared to 20,243 units in Q1 FY22.

Passenger Vehicles:

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “Demand for passenger vehicles continued to stay strong in Q1 FY23 even as the supply side remained moderately impacted due to the lockdown in China. Overcoming the challenges, Tata Motors posted record-breaking monthly sales (June’22) as well as quarterly sales (Q1 FY23). For the month of June’22, sales were highest ever at 45,197 units, registering a growth of 87% versus June’21. Quarterly sales for Q1 FY23, at 130,125 units, was also the highest ever, posting a growth of 102% versus Q1 FY22. Our SUV portfolio contributed 68% of Q1FY23 sales. Electric vehicle sales attained new heights with quarterly sales of 9,283 in Q1 FY23 and highest-ever monthly sales of 3,507 units in June’22. Nexon EV Max launched in May’22, has witnessed strong demand. Going forward, we expect the supply side, including that of critical electronic components to progressively improve. We will continue to keep a close watch on the evolving demand and supply situation and take appropriate actions.”

Category	June 22	June 21	Growth (y-o-y)	May 22	Growth (m-o-m)	Q1 FY23	Q1 FY22	Growth (y-o-y)	Q4 FY22	Growth (q-o-q)
PV ICE	41,690	23,452	78%	39,887	5%	1,20,842	62,671	93%	1,13,956	6%
PV EV	3,507	658	433%	3,454	2%	9,283	1,715	441%	9,095	2%
Total PV Domestic	45,197	24,110	87%	43,341	4%	1,30,125	64,386	102%	1,23,051	6%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

-	Ends -

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.